 EXHIBIT 99(B)

Las Vegas SUN

February 06, 2003

Firm partnering on Strip Ferris wheel, hotel at Wet 'N Wild site

By Richard N. Velotta
<velotta@lasvegassun.com>

LAS VEGAS SUN

The Clark County Commission on Wednesday approved a plan for a 50-story hotel and timeshare development anchored by a 12-story Ferris wheel and a man-made lake on the Las Vegas Strip.
The $650 million project, to be developed by Sahara Las Vegas Corp. and Voyager Entertainment International Inc., would include 3,250 rooms, including the timeshare units, and 78 suites on 20 yachts permanently moored on the lake.
The partners in the project have proposed developing the Voyagers hotel-casino at the 27.5-acre site currently occupied by the Wet 'n Wild water theme park on the Las Vegas Strip, south of the Sahara hotel-casino.
Sahara Las Vegas Corp. owns the Strip parcel. The company is operated by Paul Lowden, the former owner of the Sahara hotel-casino and the developer of the Santa Fe hotel-casino in northwest Las Vegas. The Sahara eventually was sold to longtime gaming executive William Bennett in 1995, while the Santa Fe was acquired in 2000 by Station Casinos Inc., which transformed it into the Santa Fe Station.
Lowden, who could not be reached for comment, is chief executive officer of Archon Corp., Las Vegas, which owns the Pioneer hotel-casino in Laughlin. An annual report for the company filed with the Securities and Exchange Commission in January makes reference to the company's ownership of the Strip property, but makes no mention of the Voyager project.
No details have been provided on the financing of the Voyager project, although Voyager Entertainment announced that it had received an interim line of credit in November.
The interim line of credit enabled the company to secure a loan -- through Residential Resources Inc., an Anaheim, Calif., investment banking firm -- to build what is being billed as "the world's largest and tallest observation wheel."
Douglas Crowther, chief executive officer of Residential Resources, said there are several tiers to the financing structure, but did not provide details. He said today the loan transaction "is moving along well."
Publicly traded Voyager Entertainment has disclosed plans for the $100 million Ferris wheel component, a 560-foot-high vehicle with 30 individual cars. Voyager Entertainment has proposed building two versions of the ride, which would be half as tall as the Stratosphere Tower, with one in Las Vegas and another in Shanghai, China.
Richard Hannigan, president of Voyager Entertainment, said he plans to announce within two weeks additional plans for the development, including a groundbreaking date and construction timetable.
The manager of the Wet 'n Wild water park, which opened in 1977 and has had several owners since then, said he has not been notified of any development plans on the property.
"Until we hear anything different from them, we're planning to proceed with our plans to open the park on April 12," said Curtis Parks, general manager of Wet 'n Wild, which currently is owned by Palace Entertainment, Irvine, Calif.
The theme park, which has 20 full-time employees and between 300 and 350 seasonal workers, operates annually between April and September. Parks said the company has planned to put a new attraction into the park in summer 2004.
The Sun's Launce Rake contributed to this report.